UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 04 February 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

RESULTS
FOR THE SECOND QUARTER
FY16 AND SIX MONTHS ENDED
31 DECEMBER 2015
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228
KEY FEATURES
Quarter on quarter
Safety parameters improving; working towards zero harm
7% increase in underground recovered grade
2% increase in production
AISC down by 7% at R434 834/kg (down 15% to US$950/oz)
84% increase in production profit to R1.29 billion (up 68% to US$91 million)
Headline earnings of R74 million (US$5 million)
Net debt reduction of R127 million (US$29 million)
Q2 FY16
HARMONY’S ANNUAL REPORTS
Harmony’s Integrated Annual Report and the Form 20-F filed with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2015 are available on our website at
http://www.harmony.co.za/investors/reporting/annual-reports.
FORWARD-LOOKING STATEMENTS

PRIVATE SECURITIES LITIGATION REFORM ACT
Safe Harbour Statement
This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities
Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims” “intends” “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue”
or similar expressions or the negative thereof.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group’s insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.
Q-on-Q
Quarter
Quarter
variance
Dec-15
Sep-15
%
Gold produced
– kg
8 929
8 752 2
– oz
287 074
281 385 2
Cash operating costs
– R/kg
360 153
384 810 6
– US$/oz
787
921 15
Gold sold
– kg
8 999
8 743 3
– oz
289 323
281 094 3
Underground grade – g/t
5.33
4.99 7
Total costs and capital
– R/kg
417 368
443 730 6
– US$/oz
912
1 062 14
All-in sustaining costs
– R/kg
434 834
466 061 7
– US$/oz
950
1 115 15
Gold price received
– R/kg
507 490
473 567 7
– US$/oz
1 109
1 133 (2)
Production profit
– R million
1 292
701 84
– US$ million
91
54 68
Basic profit/(loss) per share
– SAc/s
17
(120) >100
– USc/s
1
(9) >100
Headline earnings/(loss)
– Rm
74
(523) >100
– US$m
5
(40) >100
Headline earnings/(loss) per share
– SAc/s
17
(120) >100
– USc/s
1
(9) >100
Exchange rate – R/US$
14.24
13.00 10

CONTACT DETAILS
CORPORATE OFFICE
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: www.harmony.co.za
DIRECTORS
P T Motsepe* Chairman
M Motloba*^ Deputy chairman
P W Steenkamp Chief executive officer
F Abbott Financial director
H E Mashego Executive director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
INVESTOR RELATIONS TEAM
Email: HarmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
COMPANY SECRETARY
Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za
SOUTH AFRICAN SHARE TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
SPONSOR
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
REGISTRATION NUMBER
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
COMPETENT PERSON’S DECLARATION
In South Africa, Harmony employs an ore reserve manager at
each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at
their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
These competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
• Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM,
MGSSA, who has 20 years’ relevant experience, is registered
with the South African Council for Natural Scientific Professions
(SACNASP) and is a member of the South African Institute of
Mining and Metallurgy (SAIMM).
Mr Boshoff is Harmony’s Lead Competent Person.
• Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 27 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy
(AusIMM).
For more information on Harmony’s reserves and resources as
at 30  June 2015, please refer to https://www.harmony.co.za/
investors/reporting/annual-reports.
Mineral resource and reserve information as at 30 June 2015
has not changed.

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

CONTENTS
1
Contact details and competent person’s declaration
3
Message from the chief executive officer
5
Operating results – quarter on quarter (Rand/Metric)
(US$/Imperial)
7
Condensed consolidated income statements (Rand)
8
Condensed consolidated statements of
comprehensive income (Rand)
8
Condensed consolidated statements of changes in
equity (Rand)
9
Condensed consolidated balance sheets (Rand)
10
Condensed consolidated cash flow statements (Rand)
11
Notes to the condensed consolidated financial
statements
15
Segment report (Rand/Metric)
17
Condensed consolidated income statements (US$)
18
Condensed consolidated statements of
comprehensive income (US$)
18
Condensed consolidated statements of changes in
equity (US$)
19
Condensed consolidated balance sheets (US$)
20
Condensed consolidated cash flow statements (US$)
21
Segment report (US$/Imperial)
22
Development results – Metric and Imperial
SHAREHOLDER INFORMATION
Issued ordinary share capital at 31 December 2015 436 789 929
Issued ordinary share capital at 30 September 2015 436 187 133
MARKET CAPITALISATION
At 31 December 2015 (ZARm) 6 814
At 31 December 2015 (US$m) 440
At 30 September 2015 (ZARm) 3 764
At 30 September 2015 (US$m) 272
HARMONY ORDINARY SHARES AND
ADR PRICES
12-month high (1 January 2015 – 31 December 2015)
for ordinary shares
16.25
12-month low (1 January 2015 – 31 December 2015)
for ordinary shares
8.13
12-month high (1 January 2015 – 31 December 2015)
for ADRs
1.34
12-month low (1 January 2015 – 31 December 2015)
for ADRs
0.53
FREE FLOAT
100%
ADR RATIO
1:1
JSE LIMITED
HAR
Range for quarter (1 October – 31 December 2015
closing prices)
R16.25 – R8.13
Average daily volume for the quarter (1 October –
31 December 2015)
1,740,583 shares
Range for quarter (1 July – 30 September 2015
closing prices)
R15.99 – R8.40
Average daily volume for the quarter (1 July –
30 September 2015)
2,196,866 shares
NEW YORK STOCK EXCHANGE
including other US trading platforms
HMY
Range for quarter (1 October – 31 December 2015
closing prices)
US$1.03 – US$0.53
Average daily volume for the quarter (1 October –
31 December 2015)
1,991,128
Range for quarter (1 July – 30 September 2015
closing prices)
US$1.34 – US$0.60
Average daily volume for the quarter (1 July –
30 September 2015)
3,565,559 shares
INVESTORS’ CALENDAR
Q3 FY16 presentation (webcast and conference
calls only)
27 May 2016
Q4 FY16 live presentation from Johannesburg 17 August 2016
Release of FY16 Integrated Report and Form 20-F 26 October 2016
Q1 FY17 presentation (webcast and conference
calls only)
14 November 2016
Annual General Meeting 25 November 2016

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
During my first five weeks at Harmony, I have spent time with senior management, visited the various operations and met
with the operational teams in both South Africa and Papua New
Guinea. I am very impressed with the quality of our management and mining teams. The company owns excellent ore bodies. I have no doubt that the teams can deliver on their plans during financial year 2016.
Harmony recorded another solid set of results for the second quarter of financial year 2016 – three consecutive quarters of increased delivery. Underground grade was 7% higher, the
majority of our operations produced higher kilograms with most of the operations generating net free operational cash flow
except for Kalgold, Kusasalethu and Hidden Valley. Combined
with a 7% increase in the average R/kg gold price received from
R473  567/kg in the September 2015 quarter to R507 490/kg
during the quarter under review, revenue increased by 10% to
R4.57 billion (to US$321 million).
Higher production, combined with an increase in the R/kg gold price, means that Harmony’s cash flow is strengthened, our
margins are growing, we are able to repay our debt and able
to fund Golpu. During December 2015 we repaid R1.12  billion
(US$78 million) of our debt. At quarter end our net debt was at
R2.52 billion (US$162 million).
Despite the gold price trading around multi-year lows in US dollar terms, Harmony, with 94% of its operating revenue generated
in South Africa, benefits from the weak rand which more than offsets the impact of the low US dollar gold price.
SAFETY
Harmony’s safety statistics are improving – both quarter on
quarter as well as year on year. Regrettably the South African operations did report two fatalities during the quarter. The men who lost their lives were Carlos Sitoe (stoper at Masimong) and
Moeketsi Mongoako (rock drill operator at Target). Our heartfelt condolences go to the families, friends and colleagues of these men. We will continue to work towards zero harm.
OPERATIONAL
After a good performance in gold production in Q1FY16, gold
production for the December 2015 quarter increased by a further
2% to 8 929 kilograms/287 074 ounces. The increase was mainly due to our mines keeping their momentum most notably Hidden
Valley recovering after the previous quarter and the improved results flowing through from Doornkop post its restructuring.
Overall, Harmony’s production profit increased by 84% to
R1.29 billion (68% to US$91 million) quarter on quarter, mainly due to a 7% increase in the gold price received and supported by a 2% increase in gold production.
All-in sustaining costs for all operations decreased by 7%
to R434  834/kg in the December 2015 quarter, compared
to R466 061/kg in the September 2015 quarter (15% decrease to
US$950/oz). Cash operating costs for the December 2015 quarter decreased by 6% to R360 153/kg (15% decrease to US$787/oz).
Gold production at the following operations increased during the
December 2015 quarter:
•
Hidden Valley (+189kg)(+ 6 077oz). Tonnes milled increased
by 103 000t (33%) whilst recovered grade improved by
17% to 1.28g/t, resulting in a 55% improvement in gold
produced. Hidden Valley’s performance during the December
2015 quarter is not in line with plan as yet, as it was adversely affected by poor grade and road closures which restricted
mining activity. Although an improvement on the prior
quarter, which had significant production stoppages due to a fatality, the continued high cost nature of this operation has resulted in the suspension of pre-strip activities until metal prices significantly improve. Currently accessible ore sources remain available for the remainder of calendar year 2016,
with the site remaining focused on safely operating at a free cash flow neutral or better position. The joint venture partners are concurrently assessing all strategic options in relation to the future of the asset.
•
Joel (+112kg) (+3 601oz) improved gold production by 21%,
due to a 21% increase in recovered grade to 4.69g/t;
•
Target 1 (+76kg) (+2 443oz) increased tonnes milled by 8%
resulting in an 8% increase in gold produced;
•
Phakisa (+62kg) (+1 993oz) increased gold production by 6%,
due to a 6% improvement in the recovered grade to 5.87g/t;
•
Dumps (+45kg) (+1 447oz) increased tonnes milled by 11%
and recovered grade improved by 5% to 0.39g/t, resulting in
an 18% increase in gold produced;
•
Doornkop (+44kg) (+1 415oz) recorded a 7% increase in gold
produced post the restructuring of the mine, as a result of a
7% improvement in the recovered grade to 4.73g/t, partially
offset by a 9% decrease in tonnes milled resulting in a 7%
increase in gold produced;
•
Kalgold (+33kg) (+1 061oz) increased gold production by
12% when compared to the September 2015 quarter. This
was mainly due to an 8% improvement in the recovery grade
to 0.81g/t and a 4% increase in tonnes milled.
The following operations recorded a decrease in production
quarter on quarter:
•
Masimong (-122kg) (-3 923oz) was impacted by the fatal
accident and milled 29 000 tonnes (15%) less than in the
September 2015 quarter which was the main reason for the
17% decrease in gold production;
•
Tshepong (-113kg) (-3 633oz) recorded a 6% decrease in the
recovery grade to 4.43g/t and a 3% decrease in tonnes milled.
Production results were however in line with the operation’s plan;
•
Bambanani’s (-82kg) (-2 637oz) recovered grade decreased
by 6% to 13.82g/t for the quarter under review, but still
higher than the 11.5g/t guided for the year and tonnes milled decreased by 3%;
•
Kusasalethu (-51kg) (-1 640oz) milled 72 000 (32%) tonnes
less than in the September 2015 quarter. This was mainly
due to the reduction of waste after the re-commissioning of
the waste pass system. The reduction of the waste to reef
ratio combined with a 7% increase in the face grade for
the December 2015 quarter, resulted in a 39% increase in
the recovered grade to 6.25g/t.

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

The infrastructure related problems at this mine are however continuing and management is in the process of assessing the best way in which to address these issues.
I anticipate that the third quarter will show lower production due to late start-ups post the December 2015 quarter and the Easter holidays which also fall within the March quarter. I believe our annual guidance of approximately 1.1 million ounces will not be affected.
FINANCIAL RESULTS
Revenue
Revenue increased by 10% as a result of the 3% increase in gold sold to 8 999kg/289 323 oz and a 7% increase in the average gold price received at R507 490/kg (decrease of 2% to US$1 109/oz) in the December 2015 quarter.
Production costs
Production costs decreased by 5% to R3.28 billion (decreased by 13% to US$230 million) in the December 2015 quarter. The
decrease is mainly a result of the decrease in electricity cost of
R189 million (US$13 million) due to the higher winter electricity price tariffs included in the September 2015 quarter.
Exploration expenditure
The increase in exploration expenditure quarter on quarter can be attributed to an additional drill rig commissioned at Kili Teke.
Other expenses – net
The total of R369 million (US$26 million) in the December 2015 quarter is mainly due to a foreign exchange translation loss of
R374 million (US$26 million) recorded on the US$ borrowings. The rand weakened by 13% from US$/R13.87 at 30 September 2015
to US$/R15.62 at 31 December 2015.
Profit/(loss) per share
We are pleased to report a 17 SA cents (1 US cents) profit per share for the December 2015 quarter, improved from the loss per share of 120 SA cents (9 US cents) for September 2015 quarter.
Cash and cash equivalents
Cash and cash equivalents decreased by R611 million
(US$51  million) due to the debt repayment of R1.12  billion
(US$78  million), offset by net cash generated of R501  million
(US$33 million).
Borrowings
Harmony repaid R1.12 billion (US$78 million) of its debt during the
December 2015 quarter. Repayments consisted of US$50 million on its US$250 million Revolving Credit Facility and R400 million on its R1.3 billion facility. The repayments were partially offset by the foreign translation loss recorded due to the weakening of the rand exchange rate against the US dollar.
GOLPU
Harmony, together with our joint venture partner Newcrest Mining
Limited, continued discussions with the Papua New Guinean
government on the appropriate terms on which to progress the pre-mining development agreement.
Golpu is a fantastic asset, which the feasibility study confirms.
The  study was completed in December 2015 and is subject to
both joint venture partners’ approval before we will be able to share the results in mid-February 2016.
EXPLORATION
Harmony is one of the few gold mining companies that continue to spend on exploration. Kili Teke – which is 100% held by
Harmony – is a gold-copper asset which we discovered. A maiden gold equivalent resource of 4 million ounces was declared for the Kili Teke copper-gold deposit in November 2015; containing
506 000 tonnes of copper, 1.2 million ounces of gold and 22 000 tonnes of molybdenum.
The Mineral Resource comprises 128 million tonnes at
0.4%  copper, 0.3 g/t Au, 170 ppm molybdenum and was
completed in accordance with the guidelines of the SAMREC and
JORC (2012 edition) codes. The Mineral Resource is classified as
Inferred, and has been defined over a zone 600m long, 300m
wide and 400m deep. A second rig was mobilised to site to
accelerate the resource definition and conversion process.
CONCLUSION
Harmony’s share price responded following a weaker rand at the beginning of December 2015 and Harmony’s announcement
that it started repaying its debt. It continued its upward trend throughout January 2016. Each of our mines has been positioned to deliver safe, profitable ounces and my focus will be to deal with the ones that aren’t, to ensure that Harmony benefits from a higher gold price.
Peter Steenkamp
Chief Executive Officer

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

5

Three
months
ended
South Africa
Hidden
Valley
Total
Harmony

Underground production
Surface production
Total
South
Africa

Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface

Ore milled
– t'000
Dec-15
155
150
178
272
160
197
62
139
110
1 423
1 660
753
374
2 787
4 210
419
4 629
Sep-15 227 164 178 281 189 183 64 139 112 1 537 1 644 676 360 2 680 4 217 316 4 533
Gold produced
– kg
Dec-15
969
709
1 044
1 206
606
1 082
857
652
462
7 587
209
296
302
807
8 394
535
8 929
Sep-15 1 020 665 982 1 319 728 1 006 939 540 477 7 676 210 251 269 730 8 406 346 8 752
– oz
Dec-15
31 154
22 795
33 565
38 774
19 483
34 787
27 553
20 962
14 854
243 927
6 719
9 517
9 710
25 946
269 873
17 201
287 074
Sep-15 32 794 21 380 31 572 42 407 23 406 32 344 30 190 17 361 15 336 246 790 6 752 8 070 8 649 23 471 270 261 11 124 281 385
Yield
– g/tonne
Dec-15
6.25
4.73
5.87
4.43
3.79
5.49
13.82
4.69
4.20
5.33
0.13
0.39
0.81
0.29
1.99
1.28
1.93
Sep-15 4.49 4.05 5.52 4.69 3.85 5.50 14.67 3.88 4.26 4.99 0.13 0.37 0.75 0.27 1.99 1.09 1.93
Cash
operating
costs
– R/kg
Dec-15
447 254
356 415
316 269
362 768
418 186
286 296
229 501
321 026
404 123
343 965
372 742
355 578
441 887
392 322
348 614
541 196
360 153
Sep-15 479 826 409 116 348 017 347 719 365 380 314 830 222 508 389 857 388 352 358 168 393 214 385 948 515 428 435 751 364 906 868 384 384 810
– $/oz
Dec-15
977
779
691
793
914
626
501
701
883
752
814
777
965
857
762
1 182
787
Sep-15 1 148 979 833 832 874 753 532 933 929 857 941 923 1 233 1 043 873 2 078 921
– R/tonne
Dec-15
2 796
1 685
1 855
1 608
1 584
1 572
3 172
1 506
1 697
1 834
47
140
357
114
695
691
695
Sep-15 2 156 1 659 1 920 1 632 1 407 1 731 3 265 1 515 1 654 1 789 50 143 385 119 727 951 743
Gold sold
– kg
Dec-15
944
718
1 070
1 236
621
1 126
879
682
474
7 750
197
288
270
755
8 505
494
8 999
Sep-15 1 072 680 966 1 297 716 970 924 555 470 7 650 212 263 266 741 8 391 352 8 743
– oz
Dec-15
30 350
23 084
34 401
39 738
19 966
36 202
28 260
21 927
15 239
249 167
6 334
9 259
8 681
24 274
273 441
15 882
289 323
Sep-15 34 466 21 862 31 058 41 699 23 020 31 186 29 707 17 844 15 111 245 953 6 816 8 456 8 552 23 824 269 777 11 317 281 094
Revenue
(R'000)
Dec-15
475 337
364 032
544 357
628 933
315 875
570 371
447 580
347 220
241 147
3 934 852
99 887
146 543
137 278
383 708
4 318 560
248 345
4 566 905
Sep-15 508 322 322 224 457 404 613 671 339 013 462 161 435 752 262 500 222 241 3 623 288 100 421 124 576 125 932 350 929 3 974 217 166 176 4 140 393
Cash operating
costs
(R'000)
Dec-15
433 389
252 698
330 185
437 498
253 421
309 772
196 682
209 309
186 705
2 609 659
77 903
105 251
133 450
316 604
2 926 263
289 540
3 215 803
Sep-15 489 423 272 062 341 753 458 642 265 997 316 719 208 935 210 523 185 244 2 749 298 82 575 96 873 138 650 318 098 3 067 396 300 461 3 367 857
Inventory
movement
(R'000)
Dec-15
(13 278)
8 918
8 183
12 020
6 948
17 234
8 573
13 949
4 218
66 765
(4 055)
(3 580)
(13 824)
(21 459)
45 306
13 755
59 061
Sep-15 25 452 5 400 (5 714) (6 134) (4 334) (10 296) (4 696) 5 656 (2 725) 2 609 589 5 155 (2 201) 3 543 6 152 65 767 71 919
Operating costs
(R'000)
Dec-15
420 111
261 616
338 368
449 518
260 369
327 006
205 255
223 258
190 923
2 676 424
73 848
101 671
119 626
295 145
2 971 569
303 295
3 274 864
Sep-15 514 875 277 462 336 039 452 508 261 663 306 423 204 239 216 179 182 519 2 751 907 83 164 102 028 136 449 321 641 3 073 548 366 228 3 439 776
Production
profit
(R'000)
Dec-15
55 226
102 416
205 989
179 415
55 506
243 365
242 325
123 962
50 224
1 258 428
26 039
44 872
17 652
88 563
1 346 991
(54 950)
1 292 041
Sep-15 (6 553) 44 762 121 365 161 163 77 350 155 738 231 513 46 321 39 722 871 381 17 257 22 548 (10 517) 29 288 900 669 (200 052) 700 617
($'000)
Dec-15
3 880
7 194
14 469
12 603
3 899
17 095
17 022
8 707
3 528
88 397
1 830
3 151
1 240
6 221
94 618
(3 860)
90 758
Sep-15 (504) 3 444 9 337 12 399 5 951 11 982 17 811 3 563 3 056 67 039 1 328 1 735 (810) 2 253 69 292 (15 392) 53 900
Capital
expenditure
(R'000)
Dec-15
73 426
45 130
75 634
73 790
25 362
82 027
29 526
58 723
14 212
477 830
469
1 686
7 007
9 162
486 992
23 888
510 880
Sep-15 89 877 46 623 84 984 65 588 27 599 79 317 23 780 53 186 15 590 486 544 107 1 511 11 021 12 639 499 183 16 481 515 664
($'000)
Dec-15
5 158
3 170
5 313
5 183
1 782
5 762
2 074
4 125
998
33 565
33
118
492
643
34 208
1 678
35 886
Sep-15 6 914 3 587 6 538 5 046 2 123 6 102 1 829 4 092 1 199 37 430 8 116 848 972 38 402 1 268 39 670
Cash Operating
Cost and Capital
– R/kg
Dec-15
523 029
420 068
388 716
423 954
460 038
362 106
263 953
411 092
434 885
406 945
374 986
361 274
465 089
403 675
406 630
585 847
417 368
Sep-15 567 941 479 226 434 559 397 445 403 291 393 674 247 833 488 350 421 036 421 553 393 724 391 968 556 398 453 064 424 290 916 017 443 730
– $/oz
Dec-15
1 143
918
849
926
1 005
791
577
898
950
889
819
789
1 016
882
888
1 280
912
Sep-15 1 359 1 147 1 040 951 965 942 593 1 169 1 007 1 009 942 938 1 331 1 084 1 015 2 192 1 062
All-in
sustaining
costs
– R/kg
Dec-15
543 262
439 592
403 492
439 798
491 644
378 399
274 976
382 904
459 895
420 131
378 183
369 575
496 491
417 208
419 322
702 167
434 834
Sep-15 581 984 490 361 450 652 413 998 428 847 412 106 250 346 451 236 443 126 434 829 393 684 404 837 574 506 462 553 436 751 1 163 868 466 061
– $/oz
Dec-15
1 187
960
882
961
1 074
827
601
837
1 005
918
826
808
1 085
912
916
1 547
950
Sep-15 1 393 1 173 1 078 991 1 026 986 599 1 080 1 060 1 040 942 969 1 375 1 107 1 045 2 836 1 115
OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) (US$/IMPERIAL)

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
Note
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Revenue
4 567
4 140 3 715
8 707
8 146 15 435
Cost of sales 2
(3 918)
(4 088) (3 970)
(8 006)
(8 289) (19 053)
Production costs
(3 275)
(3 439) (3 096)
(6 715)
(6 614) (12 632)
Amortisation and depreciation
(531)
(555) (602)
(1 086)
(1 252) (2 472)
Impairment of assets
-
- -
-
- (3 471)
Other items
(112)
(94) (272)
(205)
(423) (478)
Gross profit/(loss)
649
52 (255)
701
(143) (3 618)
Corporate, administration and other expenditure
(93)
(89) (83)
(182)
(194) (378)
Social investment expenditure
(14)
(11) (15)
(25)
(39) (71)
Exploration expenditure
(60)
(43) (95)
(103)
(180) (263)
Profit on sale of property, plant and equipment
2
2 1
4
1 6
Other expenses (net) 5
(369)
(443) (52)
(813)
(239) (378)
Operating profit/(loss)
115
(532) (929)
(418)
(1 224) (5 193)
Profit/(loss) from associates 4
35
- -
35
- (25)
Profit on disposal of investments
-
- -
-
- 4
Net gain/(loss) on financial instruments
(5)
(8) 8
(13)
15 9
Investment income
57
57 59
114
110 229
Finance cost
(70)
(71) (67)
(141)
(132) (264)
Profit/(loss) before taxation
132
(554) (929)
(423)
(1 231) (5 240)
Taxation
(56)
33 73
(22)
109 704
Normal taxation
(1)
(1) (4)
(1)
(3) 5
Deferred taxation
(55)
34 77
(21)
112 699
Net profit/(loss) for the period
76
(521) (856)
(445)
(1 122) (4 536)
Attributable to:
Owners of the parent
76
(521) (856)
(445)
(1 122) (4 536)
Profit/(loss) per ordinary share (cents)
3
Basic profit/(loss)
17
(120) (197)
(102)
(258) (1 044)
Diluted profit/(loss)
17
(120) (197)
(102)
(258) (1 044)
Figures may not cross-cast as they are rounded independently.
The accompanying notes are an integral part of these condensed consolidated financial statements.
The condensed consolidated financial statements for the six months ended 31 December 2015 have been prepared by Harmony Gold Mining Company
Limited’s corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of
Harmony Gold Mining Company Limited. These financials have not been audited or independently reviewed.
Quarter ended
Six months ended
Loss on scrapping of property, plant and
equipment
-
- (430)
-
(430) (491)

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Net profit/(loss) for the period
76
(521) (856)
(445)
(1 122) (4 536)
Foreign exchange translation
256
216 (114)
472
65 54
Items that will not be reclassified to profit or loss:
-
- -
-
- 5
Remeasurement of retirement benefit obligation
Actuarial gain recognised during the year
-
- - - - 8
Deferred taxation thereon
-
- - - - (3)
Total comprehensive income/(loss) for the period
332
(305) (970)
27
(1 057) (4 477)
Attributable to:
Owners of the parent
332
(305) (970)
27
(1 057) (4 477)
The accompanying notes are an integral part of these condensed consolidated financial statements.
for the six months ended 31 December 2015 (Unaudited)
Balance - 30 June 2015
28 324
3 787
(5 358)
26 753
Share-based payments
-
99
-
99
Net loss for the period
-
-
(445)
(445)
Other comprehensive income for the period
-
472
-
472
Balance - 31 December 2015
28 324
4 358
(5 803)
26 879
Balance - 30 June 2014 28 325 3 539 (822) 31 042
Share-based payments - 129 - 129
Net loss for the period - - (1 122) (1 122)
Other comprehensive income for the period - 65 - 65
Balance - 31 December 2014
28 325 3 733 (1 944) 30 114
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME (RAND)
(114)
472
65 54
Items that may be reclassified subsequently to profit or
loss:
Quarter ended
Six months ended
Other comprehensive income/(loss) for the period, net
of income tax
256
216 (114)
472
65 59
256
216
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(RAND)
Accumulated
loss
Total
Other
reserves
Share capital
Figures in million

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)
At
At At At
31 December
30 September 30 June 31 December
2015
2015 2015 2014
Figures in million
Note
(Unaudited)
(Unaudited) (Audited) (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
30 101
29 808 29 548 32 843
Intangible assets
878
882 885 883
Restricted cash
55
52 48 42
Restricted investments
2 434
2 408 2 384 2 366
Investments in associates 4
10
- - -
Investments in financial assets
5
5 5 5
Inventories
36
36 36 50
Trade and other receivables 4
74
80 80 120
Total non-current assets
33 593
33 271 32 986 36 380
Current assets
Inventories
1 260
1 263 1 292 1 337
Trade and other receivables
658
754 746 822
Income and mining taxes
11
28 30 43
Restricted cash
16
16 16 15
Cash and cash equivalents
876
1 487 1 067 1 374
Total current assets
2 821
3 548 3 151 3 591
Total assets
36 414
36 819 36 137 39 971
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 324
28 324 28 324 28 325
Other reserves
4 358
4 045 3 787 3 733
Accumulated loss
(5 803)
(5 879) (5 358) (1 944)
Total equity
26 879
26 490 26 753 30 114
Non-current liabilities
Deferred tax liabilities
1 926
1 871 1 906 2 562
Provision for environmental rehabilitation
2 364
2 292 2 218 2 170
Retirement benefit obligation
170
167 163 255
Other non-current liabilities
41
39 37 42
Borrowings
5
3 092
4 129 3 399 -
Total non-current liabilities
7 593
8 498 7 723 5 029
Current liabilities
Borrowings
5
299
- - 3 121
Income and mining taxes
1
1 1 -
Trade and other payables
1 642
1 830 1 660 1 707
1 942
1 831 1 661 4 828
Liabilities of disposal groups classified as held for sale
-
- - -
Total current liabilities
1 942
1 831 1 661 4 828
Total equity and liabilities
36 414
36 819 36 137 39 971
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
Note
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
1 040
696 (64)
1 736
1 007 1 928
24
23 30
47
55 101
Interest paid
(39)
- (23)
(39)
(46) (108)
18
- 39
18
64 85
Cash generated/(utilised) by operating activities
1 043
719 (18)
1 762
1 080 2 006
(Increase)/decrease in restricted cash
(4)
(3) (4)
(7)
- 8
Decrease in restricted investments
2
1 -
3
1 31
Loan to associate
7
- (120)
7
(120) (120)
(568)
(597) (872)
(1 165)
(1 518) (2 908)
Borrowings raised
-
300 -
300
- 941
Borrowings repaid
(1 117)
- -
(1 117)
- (793)
Cash generated/(utilised) by financing activities
(1 117)
300 -
(817)
- 148
31
(2) (17)
29
(17) (8)
Net increase/(decrease) in cash and cash equivalents
(611)
420 (907)
(191)
(455) (762)
Cash and cash equivalents - beginning of period
1 487
1 067 2 281
1 067
1 829 1 829
Cash and cash equivalents - end of period
876
1 487 1 374
876
1 374 1 067
Figures may not cross-cast as they are rounded independently.
The accompanying notes are an integral part of these condensed consolidated financial statements.
Six months ended
Quarter ended
Cash flow from operating activities
Cash generated/(utilised) by operations
Interest and dividends received
Income and mining taxes refunded
Foreign currency translation adjustments
Cash flow from investing activities
(2 827) (1 399)
(1 168)
Cash utilised by investing activities
Cash flow from financing activities
Net additions to property, plant and
equipment 7
(573)
(595) (748)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 December 2015 (Rand)
1 Accounting policies
Basis of accounting
2 Cost of sales
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Production costs - excluding royalty
3 237
3 414 3 074
6 652
6 560 12 537
Royalty expense
38
25 22
63
54 95
Amortisation and depreciation
531
555 602
1 086
1 252 2 472
Impairment of assets
-
- -
-
- 3 471
Rehabilitation expenditure/(credit)
16
13 5
28
19 (6)
Care and maintenance cost of restructured shafts 1
37
22 20
58
37 106
Employment termination and restructuring costs
-
15 182
15
230 251
Share-based payments
60
45 66
105
139 208
Other
(1)
(1) (1)
(1)
(2) (81)
Total cost of sales
3 918
4 088 3 970
8 006
8 289 19 053
1 Included in the September 2015 quarter is a credit of R15 million relating to an insurance claim approved on the Brand 1A vent shaft explosion.
3 Earnings/(loss) per share
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Weighted average number of shares (million)
435.3
435.1 434.2
435.2
434.1 434.4
Weighted average number of diluted shares (million)
436.9
435.7 435.2
436.9
436.1 438.1
Total earnings/(loss) per share (cents):
Basic loss
17
(120) (197)
(102)
(258) (1 044)
Diluted loss
17
(120) (197)
(102)
(258) (1 044)
Headline earnings/(loss)
17
(120) (114)
(103)
(175) (189)
Diluted headline earnings/(loss)
17
(120) (114)
(103)
(175) (189)
Figures in million
Reconciliation of headline earnings/(loss):
Net profit/(loss)
76
(521) (856)
(445)
(1 122) (4 536)
Adjusted for:
Profit on disposal of investments 1
-
- -
-
- (4)
Impairment of assets
-
- -
-
- 3 471
Taxation effect on impairment of assets
-
- -
-
- (169)
Profit on sale of property, plant and equipment
(2)
(2) (1)
(4)
(1) (6)
Loss on scrapping of property, plant and equipment
-
- 430
-
430 491
Headline earnings/(loss)
74
(523) (496)
(449)
(763) (821)
1 There is no taxation effect on this item.
- (1)
Taxation effect of (loss)/profit on sale of property,
plant and equipment
-
- -
-
-
- (69)
-
(69)
The condensed consolidated financial statements for the six months ended 31 December 2015 have been prepared in accordance with IAS 34, Interim
Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2015, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
Quarter ended
Six months ended
Quarter ended
Six months ended
Taxation effect on loss of scrapping of property, plant
and equipment
(67)

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 December 2015 (Rand)
4 Investment in associate
5 Borrowings
US$ facility
Rand facility
Figures in million
US dollar
SA rand
Borrowings summary at 31 December 2015
Facility
250
1 300
Drawn down 200 300
Undrawn committed borrowing facilities 50 1 000
February
2018
Interest rate LIBOR + 3% JIBAR + 3.5%
The drawn amount of R300 million on the Nedbank facility is repayable during December 2016 and has been reclassified as current.
6 Financial risk management activities
Fair value determination
The fair value levels of hierarchy are as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2:
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
The following table presents the group's assets and liabilities that are measured at fair value by level:
At
At At At
31 December
30 September 30 June 31 December
2015
2015 2015 2014
Figures in million
(Unaudited)
(Unaudited)
(Audited)
(Unaudited)
Available-for-sale financial assets 1
Level 1
-
- - -
Level 2
-
- - -
Level 3
5
5 5 5
Fair value through profit or loss 2
Level 1
-
- - -
Level 2
614
532 538 375
Level 3
-
- - -
1 Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2 The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds (included in restricted investments).
December
2016
Maturity
Harmony's portion of the subordinated shareholders' loan extended to Rand Refinery Proprietary Limited (Rand Refinery) in December 2014 amounts to
R120 million. This loan forms part of the net investment in associate. At 30 June 2015, Harmony recorded R25 million against the loan for its share of losses, as well as a provision for impairment of R15 million.
Harmony's share of profits for the six months to end of December 2015 totalled R35 million. This profit effectively reversed the loss of R25 million recognised against the loan in June 2015 and an investment in associate of R10 million has been recognised on the balance sheet at 31 December 2015.
The net investment's recoverability was assessed and a provision for impairment of R25 million was recognised in "Other expenses (net)" against the loan.
The fair value measurement of the net investment is classified as level 3 and is non-recurring.
During the December 2015 quarter, R400 million was repaid on the R1.3 billion Nedbank revolving credit facility and US$50 million on the US$ revolving credit facility. During the September 2015 quarter, R300 million was drawn down on the R1.3 billion Nedbank revolving credit facility. The weakening of the
Rand against the US$ resulted in a foreign exchange translation loss of R374 million being recorded in the December 2015 quarter (September 2015 quarter: R426 million), increasing the Borrowings balance and Other expenses (net) total.
Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 December 2015 (Rand)
7 Net additions to property, plant and equipment
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Capital expenditure - operations
511
516 682
1 027
1 278 2 470
Other
-
(1) (1)
(1)
- 2
Net additions
573
595 748
1 168
1 399 2 827
8 Commitments and contingencies
At
At At At
31 December
30 September 30 June 31 December
2015
2015 2015 2014
Figures in million
(Unaudited)
(Unaudited)
(Audited)
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
166
126 158 172
Authorised by the directors but not contracted for
1 607
1 980 257 1 646
1 773
2 106 415 1 818
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
9
Related parties
Movement in shares owned by directors/prescribed officers for the six months ended 31 December 2015:
Name of director/prescribed officer
Shares
purchased in
open market
Performance
shares vested
and retained
Frank Abbott (Financial director) 1
300 000 18 547
Graham Briggs (Chief executive officer)
- 46 874
Harry "Mashego" Mashego (Executive director) - 7 760
Ken Dicks (Independent non-executive director) 2
15 000 n/a
Johannes van Heerden - 13 153
1 Purchased on 15 December 2015.
2 Purchased on 8 December 2015.
10 Subsequent events
11 Segment report
The segment report follows on page 15.
236
1
114
16 119
Six months ended
Additions resulting from stripping activities at Hidden
Valley
9
19 66
28
105
For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2015. There were no significant changes in contingencies since 30 June 2015.
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.
Harmony has signed a R150 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust, a member of the African Rainbow
Minerals (ARM) group. The guarantee is for additional security for the ARM BEE Trust loan due to Nedbank Limited. The fair value of the guarantee was
R15 million at 31 December 2015, and has been recorded in Other expenses (net) and Trade and other payables.
Peter Steenkamp was appointed as chief executive officer (CEO) on 1 January 2016, replacing Graham Briggs who resigned as the CEO on 31 December
2015.
Capital and capitalised exploration and evaluation
expenditure for Golpu
53
61
Quarter ended

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 December 2015 (Rand)
12 Reconciliation of segment information to condensed consolidated income statements and balance sheets
31 December
31 December
2015
2014
Figures in million
(Unaudited)
(Unaudited)
Reconciliation of production profit to gross profit
Total segment revenue
8 707
8 146
Total segment production costs
(6 715)
(6 614)
Production profit per segment report
1 992
1 532
Depreciation
(1 086)
(1 252)
Other cost of sales items
(205)
(423)
Gross profit as per income statements 1
701
(143)
At
At
31 December
31 December
2015
2014
Figures in million
(Unaudited)
(Unaudited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
749
791
Undeveloped property
5 139
5 139
Other non-mining assets
183
162
Wafi-Golpu assets
1 814
1 105
7 885
7 197
1 The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Six months ended
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:

SEGMENT REPORT (RAND/METRIC)
for the six months ended 31 December 2015 (Unaudited)
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
South Africa
Underground
Kusasalethu
984
1 005
935
1 065
49
(60)
3 661
3 526
163
247
1 989
2 109
382
476
Doornkop
686
620
539
566
147
54
2 237
3 332
92
129
1 374
1 346
314
298
Phakisa
1 002
720
674
589
328
131
4 274
4 625
161
213
2 026
1 628
356
300
Tshepong
1 243
1 010
902
805
341
205
4 079
3 997
139
171
2 525
2 288
553
528
Masimong
655
620
522
508
133
112
797
879
53
89
1 334
1 403
349
373
Target 1
1 032
912
633
596
399
316
2 840
2 799
161
143
2 088
2 052
380
386
Bambanani
883
617
410
347
473
270
810
842
53
64
1 796
1 391
126
115
Joel
610
563
439
419
171
144
673
513
112
90
1 192
1 162
278
285
Unisel
463
420
374
342
89
78
567
625
30
61
939
948
222
225
Target 3 (a)
-
222
-
177
-
45
528
546
-
20
-
483
-
90
Surface
All other surface operations
734
709
617
582
117
127
474
475
22
19
1 537
1 565
5 467
5 225
Total South Africa
8 292
7 418
6 045
5 996
2 247
1 422
20 940
22 159
986
1 246
16 800
16 375
8 427
8 301
International
Hidden Valley
415
728
670
618
(255)
110
1 276
3 487
40
33
881
1 519
735
905
Total international
415
728
670
618
(255)
110
1 276
3 487
40
33
881
1 519
735
905
Total operations
8 707
8 146
6 715
6 614
1 992
1 532
22 216
25 646
1 026
1 279
17 681
17 894
9 162
9 206
-
-
-
-
7 885
7 197
8 707
8 146
6 715
6 614
30 101
32 843
# Capital expenditure for international operations excludes expenditure spend on Golpu of R114 million (2014: R16 million).
(a) Target 3 was placed on care and maintenance in October 2014.
Mining assets
31 December
Capital expenditure #
31 December
Kilograms produced
31 December
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 12)
Tonnes milled
31 December
R million
R million
R million
R million
R million
kg
t'000
Revenue
31 December
Production cost
31 December
Production profit/(loss)
31 December

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

Q2 FY16
US$ RESULTS
FOR THE SECOND QUARTER
FY16 AND SIX MONTHS ENDED
31 DECEMBER 2015
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Revenue
321
319 327
639
739 1 348
Cost of sales
(275)
(315) (354)
(588)
(753) (1 645)
Production costs
(230)
(265) (276)
(493)
(601) (1 103)
Amortisation and depreciation
(37)
(43) (54)
(80)
(114) (216)
Impairment of assets
-
- -
-
- (285)
Other items
(8)
(7) (24)
(15)
(38) (41)
Gross profit/(loss)
46
4 (27)
51
(14) (297)
Corporate, administration and other expenditure
(7)
(7) (8)
(13)
(18) (33)
Social investment expenditure
(1)
(1) (1)
(2)
(3) (6)
Exploration expenditure
(4)
(3) (8)
(7)
(16) (23)
Profit on sale of property, plant and equipment
-
- -
-
- 1
Other expenses (net)
(26)
(34) (5)
(60)
(23) (33)
Operating profit/(loss)
8
(41) (87)
(31)
(112) (433)
Profit/(loss) from associates
2
- -
3
- (2)
Net gain/(loss) on financial instruments
-
(1) 1
(1)
2 1
Investment income
4
4 6
8
10 20
Finance cost
(5)
(5) (6)
(10)
(12) (22)
Profit/(loss) before taxation
9
(43) (86)
(31)
(112) (436)
Taxation
(4)
3 7
(2)
10 62
Normal taxation
-
- -
-
- -
Deferred taxation
(4)
3 7
(2)
10 62
Net profit/(loss) for the period
5
(40) (79)
(33)
(102) (374)
Attributable to:
Owners of the parent
5
(40) (79)
(33)
(102) (374)
Profit/(loss) per ordinary share (cents)
Basic profit/(loss)
1
(9) (18)
(7)
(23) (86)
Diluted profit/(loss)
1
(9) (18)
(7)
(23) (86)
Note on convenience translations
Except where specific statements have been extracted from 2015 annual financial statements, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 17 to 21.
The currency conversion average rates for the quarter ended: December 2015: US$1 = R14.24 (September 2015: US$1 = R13.00, December 2014: US$1 =
R11.22). For year ended: June 2015: US$1 = R11.45. Six months ended: December 2015: US$1 = R13.62 (December 2014: US$1 = R10.99).
The income statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
Quarter ended
Six months ended
Loss on scrapping of property, plant and
equipment
-
- (38)
-
(38) (42)

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

(Convenience translation)
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Net profit/(loss) for the period
5
(40) (79)
(33)
(102) (374)
Foreign exchange translation
18
17 (11)
35
6 (368)
Items that will not be reclassified to profit or loss:
-
- -
-
- 1
Remeasurement of retirement benefit obligation
Acturial gain recognised during the year
-
- -
-
- 1
Deferred taxation thereon
-
- -
-
- -
Total comprehensive income/(loss) for the period
23
(23) (90)
2
(96) (741)
Attributable to:
Owners of the parent
23
(23) (90)
2
(96) (741)
The statement of comprehensive income for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
for the six months ended 31 December 2015 (Convenience translation) (Unaudited)
Figures in million
Balance - 30 June 2015
1 813
242
(343)
1 712
Share-based payments
-
6
-
6
Net loss for the period
-
-
(28)
(28)
Other comprehensive income for the period
-
30
-
30
Balance - 31 December 2015
1 813
278
(371)
1 720
Balance - 30 June 2014 2 448 306 (71) 2 683
Share-based payments - 11 - 11
Net loss for the period - - (97) (97)
Other comprehensive income for the period - 6 - 6
Balance - 31 December 2014
2 448 323 (168) 2 603
The currency conversion closing rates for the period ended 31 December 2015: US$1 = R15.62 (December 2014: US$1 = R11.57).
The statement of changes in equity for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
Share capital
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME (US$)
(368)
Quarter ended
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(US$)
The currency conversion average rates for the quarter ended: December 2015: US$1 = R14.24 (September 2015: US$1 = R13.00, December 2014: US$1 =
R11.22). For year ended: June 2015: US$1 = R11.45. Six months ended: December 2015: US$1 = R13.62 (December 2014: US$1 = R10.99).
Six months ended
Other comprehensive income/(loss) for the period, net
of income tax
18
17 (11)
35
6 (367)
Items that may be reclassified subsequently to profit or
loss:
18
17
Total
Accumulated
loss
Other
reserves
(11)
35
6

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
At
At At At
31 December
30 September 30 June 31 December
2015
2015 2015 2014
Figures in million
(Unaudited)
(Unaudited) (Unaudited) (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
1 927
2 150 2 430 2 839
Intangible assets
56
64 73 76
Restricted cash
4
4 4 4
Restricted investments
156
174 196 205
Deferred tax assets
-
- - 6
Inventories
2
3 3 4
Trade and other receivables
5
6 7 10
Total non-current assets
2 150
2 401 2 713 3 144
Current assets
Inventories
81
91 106 116
Trade and other receivables
42
54 62 71
Income and mining taxes
1
2 2 4
Restricted cash
1
1 1 1
Cash and cash equivalents
56
107 88 119
Total current assets
181
255 259 311
Total assets
2 331
2 656 2 972 3 455
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
1 813
2 043 2 329 2 448
Other reserves
278
291 311 323
Accumulated loss
(371)
(423) (440) (168)
Total equity
1 720
1 911 2 200 2 603
Non-current liabilities
Deferred tax liabilities
123
135 157 221
Provision for environmental rehabilitation
151
165 182 188
Retirement benefit obligation
11
12 13 22
Other non-current liabilities
3
3 3 4
Borrowings
198
298 280 -
Total non-current liabilities
486
613 635 435
Current liabilities
Borrowings
20
- - 270
Trade and other payables
105
132 137 147
Total current liabilities
125
132 137 417
Total equity and liabilities
2 331
2 656 2 972 3 455
The balance sheet for December 2015 converted at a conversion rate of US$1 = R15.62 (September 2015 : US$1 = R13.87, June 2015 : US$1 = R12.16,
December 2014 : US$1 = R11.57).

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Year ended
31 December
30 September 31 December
31 December
31 December 30 June
2015
2015 2014
2015
2014 2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Unaudited) (Audited)
Cash generated/(utilised) by operations
73
54 (6)
127
92 168
Interest and dividends received
2
2 3
3
5 9
Interest paid
(3)
- (2)
(3)
(4) (9)
Income and mining taxes refunded
1
- 3
1
6 8
Cash flow from investing activities
(Increase)/decrease in restricted cash
-
- -
-
- 1
Decrease in restricted investments
-
- -
-
- 2
Loan to associate
-
- (11)
1
(11) (10)
(40)
(46) (78)
(85)
(138) (253)
Borrowings raised
-
23 -
22
- 80
Borrowings repaid
(78)
- -
(82)
- (65)
(6)
(14) (3)
(15)
(14) (22)
56
107 119
56
119 88
The cash flow statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
Six months ended
Quarter ended
Cash flow from financing activities
Cash utilised by investing activities
Cash flow from operating activities
(86)
(127)
99
Net additions to property, plant and
equipment
(40)
(46) (67)
(32)
(53) (84)
Cash and cash equivalents - beginning of
period
107
88
Cash and cash equivalents - end of period
Net increase/(decrease) in cash and cash
equivalents
(51)
19 (83)
-
(60)
- 15
Foreign currency translation adjustments
176
The currency conversion average rates for the quarter ended: December 2015: US$1 = R14.24 (September 2015: US$1 = R13.00, December 2014: US$1 =
R11.22). For year ended: June 2015: US$1 = R11.45. Six months ended: December 2015: US$1 = R13.62 (December 2014: US$1 = R10.99).
Closing balance translated at closing rates of: December 2015 : US$1 = R15.62 (September 2015 : US$1 = R13.87, June 2015 : US$1 = R12.16, December
2014 : US$1 = R11.57).
172 172 202
88
Cash generated/(utilised) by operating
activities
73
56 (2)
128
(246)
Cash generated/(utilised) by financing
activities
(78)
23

SEGMENT REPORT (US$/IMPERIAL)
for the six months ended 31 December 2015 (Unaudited)
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
South Africa
Underground
Kusasalethu
72
91
69
97
3
(6)
234
305
12
21
63 948
67 806
421
525
Doornkop
50
56
40
51
10
5
143
288
7
12
44 175
43 275
346
329
Phakisa
74
66
50
54
24
12
274
400
12
19
65 137
52 341
392
331
Tshepong
91
92
66
73
25
19
261
346
10
15
81 181
73 560
610
583
Masimong
48
56
38
46
10
10
51
76
4
8
42 889
45 107
384
411
Target 1
76
83
47
54
29
29
182
242
12
13
67 131
65 973
419
426
Bambanani
65
56
30
32
35
24
52
73
4
6
57 743
44 722
139
127
Joel
45
51
32
38
13
13
43
44
8
8
38 323
37 359
306
314
Unisel
34
38
27
31
7
7
36
54
2
6
30 190
30 479
245
248
Target 3 (a)
-
20
-
16
-
4
34
47
-
2
-
15 529
-
99
Surface
All other surface operations
54
64
45
53
9
11
30
41
2
2
49 417
50 316
6 028
5 761
Total South Africa
609
673
444
545
165
128
1 340
1 916
73
112
540 134
526 467
9 290
9 154
International
Hidden Valley
30
66
49
56
(19)
10
82
301
3
3
28 325
48 837
810
998
Total international
30
66
49
56
(19)
10
82
301
3
3
28 325
48 837
810
998
Total operations
639
739
493
601
146
138
1 422
2 217
76
115
568 459
575 304
10 100
10 152
# Capital expenditure for international operations excludes expenditure spend on Golpu of US$8 million (2014: US$1 million).
(a) Target 3 was placed on care and maintenance in October 2014.
Tons milled
31 December
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t'000
Revenue
31 December
Production cost
31 December
Production profit/(loss)
31 December
Mining assets
31 December
Capital expenditure #
31 December
Ounces produced
31 December

Harmony Gold Mining Company Limited
Results for the second quarter FY16 and six months ended 31 December 2015

DEVELOPMENT RESULTS (IMPERIAL)
Quarter ending December 2015

Channel
Reef Sampled
Width
Value
Gold
Meters
Meters
(Cm’s)
(g/t) (Cmg/t)
Tshepong
Basal
184
168
9.59
234.46
2 248
B Reef
114
82
81.79
6.04
494
All Reefs
299
250
33.27
50.27
1 672
Phakisa
Basal
448
456
63.90
21.64
1 383
All Reefs
448
456
63.90
21.65
1 383
Bambabani
Basal
43
16
256.00
8.77
2 244
All Reefs
43
16
256.00
8.77
2 244
Doornkop
South Reef
512
585
64.00
13.97
892
All Reefs
512
585
64.00
13.93
892
Kusasalethu
VCR Reef
477
390
101.00
6.92
699
All Reefs
477
390
101.00
6.92
699
Target 1
Elsburg
–
–
–
–
–
All Reefs
–
–
–
–
–
Masimong 5
Basal
224
134
81.37
17.38
1 414
B Reef
199
231
52.74
19.11
1 008
All Reefs
423
365
63.25
18.29
1 157
Unisel
Basal
127
102
154.43
5.27
814
Leader
262
254
223.80
4.69
1 049
Middle
–
–
–
–
–
All Reefs
390
356
203.93
4.81
982
Joel
Beatrix
720
708
151.00
7.71
1 164
All Reefs
720
708
151.00
7.71
1 164
Total Harmony
Basal
1 027
876
70.21
21.41
1 503
Beatrix
720
708
151.00
7.71
1 164
Leader
262
254
223.80
4.69
1 049
B Reef
313
313
60.35
14.47
873
Middle
–
–
–
–
–
Elsburg
–
–
–
–
–
South Reef
512
585
64.00
13.93
892
VCR
477
390
101.00
6.92
699
All Reefs
3 311
3 126
102.68
10.83
1 112
DEVELOPMENT RESULTS (METRIC)
Quarter ending December 2015

Channel
Reef Sampled
Width
Value
Gold
Feet
Feet
(Inch)
(oz/t) (In.oz/t)
Tshepong
Basal
605
551
4.00
6.45
26
B Reef
374
269
32.00
0.18
6
All Reefs
979
820
13.00
1.48
19
Phakisa
Basal
1 469
1 496
25.00
0.64
16
All Reefs
1 469
1 496
25.00
0.64
16
Bambabani
Basal
142
52
101.00
0.26
26
All Reefs
142
52
101.00
0.26
26
Doornkop
South Reef
1 681
1 919
25.00
0.41
10
All Reefs
1 681
1 919
25.00
0.41
10
Kusasalethu
VCR Reef
1 565
1 280
40.00
0.20
8
All Reefs
1 565
1 280
40.00
0.20
8
Target 1
Elsburg
–
–
–
–
–
All Reefs
–
–
–
–
–
Masimong 5
Basal
735
440
32.00
0.51
16
B Reef
652
758
21.00
0.55
12
All Reefs
1 387
1 198
25.00
0.53
13
Unisel
Basal
417
335
61.00
0.15
9
Leader
861
833
88.00
0.14
12
Middle
–
–
–
–
–
All Reefs
1 278
1 168
80.00
0.14
11
Joel
Beatrix
2 362
2 323
59.00
0.23
13
All Reefs
2 362
2 323
59.00
0.23
13
Total Harmony
Basal
3 368
2 874
28.00
0.62
17
Beatrix
2 362
2 323
59.00
0.23
13
Leader
861
833
88.00
0.14
12
B Reef
1 027
1 027
24.00
0.42
10
Middle
–
–
–
–
–
Elsburg
–
–
–
–
–
South Reef
1 681
1 919
25.00
0.41
10
VCR
1 565
1 280
40.00
0.20
8
All Reefs
10 863
10 256
40.00
0.32
13

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 4, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director